Great American Advisors, Inc.
301 East Fourth Street
Cincinnati OH 45202

February 12, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:    Great American Life Insurance Company
Registration Statement on Form S-1
Pre-Effective Amendment No. 1
File No. 333-207914

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant and principal underwriter for the Index FrontierSM 7 annuity contracts issued by Great American Life Insurance Company, hereby request the acceleration of the effective date of the Registration Statement on Form S-1 referenced above to February 12th, 2016, or as soon thereafter as practicable. The Registrant and principal underwriter are fully aware of their responsibilities under the Federal securities laws with respect to the request for acceleration of effectiveness.

The undersigned hereby acknowledges that

•
should the Securities and Exchange Commission (“Commission”) or its staff (“Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Great American Life Insurance Company

By:    /s/ Mark F. Muething
Mark F. Muething
Executive Vice President & Secretary

Great American Advisors, Inc.

By:    /s/ Peter J. Nerone
Peter J. Nerone
President, Chief Executive Officer & Chief Compliance Officer